40-33

811-08962
(Franklin Temp Money Fund)
Branch 18


FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

January 19, 2005


05045056


SEC MAIL
RECEIVED
PROCESSING
FEB 01 2005
WASH. D.C.
202
SECTION

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: *Heinrichs v. CI Mutual Funds, Inc., et al.*, Case No. 04-CV-29700

Ladies and Gentlemen:

Enclosed for filing, pursuant to Section 33 (a) of the 1940 Act, on behalf of Franklin Templeton Investments Corp., is a copy of the Statement of Claim filed on December 17, 2004 in the Ontario Superior Court of Justice, Province of Ontario, Canada in the matter of *Heinrichs v. CI Mutual Funds, Inc., et al.,* case number 04-CV-29700. Plaintiffs served this matter yesterday.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact me at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel


PROCESSED
FEB 24 2005
THOMSON
FINANCIAL

Enclosure

cc: Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)

16739-1



FRANKLIN TEMPLETON INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com



VIA FIRST CLASS MAIL

January 19, 2005

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: *Heinrichs v. CI Mutual Funds, Inc., et al.*, Case No. 04-CV-29700

Ladies and Gentlemen:

Enclosed for filing, pursuant to Section 33 (a) of the 1940 Act, on behalf of Franklin Templeton Investments Corp., is a copy of the Statement of Claim filed on December 17, 2004 in the Ontario Superior Court of Justice, Province of Ontario, Canada in the matter of *Heinrichs v. CI Mutual Funds, Inc., et al.,* case number 04-CV-29700. Plaintiffs served this matter yesterday.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact me at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

Enclosure

cc: Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)

BEST AVAILABLE COPY

16739-1


SEC MAIL PROCESSING
RECEIVED
FEB 0 1 2005
WASH. D.C.
SECTION

COURT FILE NO. 04-CV-29700

ONTARIO

SUPERIOR COURT OF JUSTICE

BETWEEN:


SUPERIOR COURT
COUR SUPÉRIEURE DE JUSTICE
Ontario

THERESE HEINRICHS, STEVEN DROVER, JOHN DOE I, JOHN DOE II, JOHN DOE III, JOHN DOE IV, JOHN DOE V, JANE DOE I, JANE DOE II, JANE DOE III, JANE DOE IV, JANE DOE V, JOHN DOE MUTUAL FUND I, JOHN DOE MUTUAL FUND II, JOHN DOE MUTUAL FUND III, JOHN DOE BROKERAGE I, JOHN DOE BROKERAGE II, JOHN DOE, BROKERAGE III, JOHN DOE VENTURE CAPITAL FUND I, JOHN DOE VENTURE, CAPITAL FUND II, JOHN DOE VENTURE CAPITAL FUND III, JOHN DOE PENSION, FUND I, JOHN DOE PENSION FUND II, JOHN DOE PENSION FUND III, JOHN DOE, INSURANCE FUND AND INSURANCE COMPANY I, JOHN DOE INSURANCE FUND, AND INSURANCE COMPANY II, JOHN DOE BANK I, JOHN DOE BANK II, JOHN DOE CREDIT UNION I, JOHN DOE CREDIT UNION II and JOHN DOE INSURANCE FUND AND INSURANCE COMPANY III, and other JOHN DOES, JANE DOES, JOHN DOE MUTUAL FUNDS, JOHN DOE BROKERAGES, JOHN DOE CAPITAL FUNDS, JOHN DOE PENSION FUNDS, and JOHN DOE INSURANCE FUNDS AND INSURANCE COMPANIES to be added

Plaintiffs

- and -

CI MUTUAL FUNDS INC., AGF FUNDS INC., I.G. INVESTMENT MANAGEMENT LTD., INVESTORS GROUP FINANCIAL SERVICES INC., AIC LIMITED, BMO NESBITT BURNS INC., TD WATERHOUSE CANADA INC., RBC DOMINION SECURITIES INC., FRANKLIN TEMPLETON INVESTMENTS CORP. (CANADA), JAMES DOE INVESTMENTS FIRM LTD. I, JAMES DOE INVESTMENTS FIRM LTD. II, and other JAMES DOES and JAMES DOES LTD. to be added

Defendants

Proceedings under the *Class Proceedings Act*, 1992

STATEMENT OF CLAIM

TO THE DEFENDANT:

A LEGAL PROCEEDING HAS BEEN COMMENCED AGAINST YOU by the Plaintiffs. The claim made against you is set out in the following pages.

IF YOU WISH TO DEFEND THIS PROCEEDING, you or an Ontario lawyer acting for you must prepare a Statement of Defence in Form 18A prescribed by the Rules of Civil Procedure, serve it on the Plaintiffs' lawyer or, where the Plaintiffs do not have a lawyer, serve it on the Plaintiffs and file it with proof of service, in the court office, WITHIN TWENTY DAYS after this Statement of Claim is served on you, if you are served in Ontario.

If you are serve in another province or territory in Canada or in the United States of America, the period for serving and filing your Statement of Defence is forty days. If you are served outside Canada and the United States of America, the period is sixty days.

Instead of serving and filing a Statement of Defence, you may serve and file a Notice of Intent to Defend in Form 18B prescribed by the Rules of Civil Procedure. This will entitle you to ten more days within which to serve and file your Statement of Defence.

IF YOU FAIL TO DEFEND THIS PROCEEDING, JUDGMENT MAY BE GIVEN AGAINST YOU IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO DEFEND THIS PROCEEDING BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date: 17 Dec. 2004

Issued by:



Registrar

Address of court office:
161 Elgin Street
Ottawa, Ontario
K2P 2K1

TO: CI Mutual Funds Inc.,
Toronto, Ontario

AGF Funds Inc.
Toronto, Ontario

I.G. Investment Management, Ltd.
Toronto, Ontario

AIC Limited
Toronto, Ontario

BMO Nesbitt Burns Inc.
Toronto, Ontario

RBC Dominion Securities Inc.
Toronto, Ontario

TD Waterhouse Canada Inc.
Toronto, Ontario

Franklin Templeton Investments Corp.
Toronto, Ontario

STATEMENT OF CLAIM

The Plaintiffs

1. The Plaintiff, Therese Heinrichs, resides in the Province of Saskatchewan, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

2. The Plaintiff, Steven Drover, resides in the Province of Ontario, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

3. The Plaintiff, John Doe I, resides in the Province of Alberta, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

4. The Plaintiff, John Doe II, resides in the Province of British Columbia, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

5. The Plaintiff, John Doe III, resides in the Province of Manitoba, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

6. The Plaintiff, John Doe IV, resides in the Province of Quebec, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

7. The Plaintiff, John Doe V, resides in the Province of Ontario, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

8. The Plaintiff, Jane Doe I, resides in the Province of Ontario, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

9. The Plaintiff, Jane Doe II, resides in the Province of Ontario, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

10. The Plaintiff, Jane Doe III, resides in the Province of British Columbia, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

11. The Plaintiff, Jane Doe IV, resides in the Province of Alberta, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

12. The Plaintiff, Jane Doe V, resides in the Province of Manitoba, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

13. The Plaintiff, John Doe Mutual Fund I, resides in the Province of Quebec, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

14. The Plaintiff, John Doe Mutual Fund II, resides in the Province of Ontario, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

15. The Plaintiff, John Doe Mutual Fund III, resides in the Province of Ontario, and at

material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

16. The Plaintiff, John Doe Brokerage I, resides in the Province of Ontario, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

17. The Plaintiff, John Doe Brokerage II, resides in the Province of Alberta, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

18. The Plaintiff, John Doe Brokerage III, resides in the Province of Ontario, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

19. The Plaintiff, John Doe Venture Capital Fund I, resides in the Province of Ontario, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

20. The Plaintiff, John Doe Venture Capital Fund II, resides in the Province of Ontario, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

21. The Plaintiff, John Doe Venture Capital Fund III, resides in the Province of Ontario, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

22. The Plaintiff, John Doe Pension Fund I, resides in the Province of Ontario, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or

other investment vehicle, in one or more the Defendant Corporations.

23. The Plaintiff, John Doe Pension Fund II, resides in the Province of Quebec, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

24. The Plaintiff, John Doe Pension Fund III, resides in the Province of British Columbia, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

25. The Plaintiff, John Doe Insurance Fund and Insurance Company I, resides in the Province of Ontario, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

26. The Plaintiff, John Doe Insurance Fund and Insurance Company II resides in the Province of Ontario, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

27. The Plaintiff, John Doe Insurance Fund and Insurance Company III resides in the Province of Ontario, and of the City of Toronto, in the Province of Ontario, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

28. The Plaintiff, John Doe Bank I, resides in the Province of Ontario, and of the City of Toronto, in the Province of Ontario, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

29. The Plaintiff, John Doe Bank II, resides in the Province of Ontario, and of the City

of Toronto, in the Province of Ontario, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

30. The Plaintiff, John Doe Credit Union I, resides in the Province of Ontario, and of the City of Toronto, in the Province of Ontario, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

31. The Plaintiff, John Doe Credit Union II, resides in the Province of Ontario, and of the City of Toronto, in the Province of Ontario, and at material times was an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

32. The Plaintiffs are all individuals, companies, and entities, including the Canadian Pension Plan, effected and suffering financial loss.

The Defendants

33. The Defendant, CI Mutual Funds Inc. ("CI"), a corporation incorporated pursuant to the laws of Canada, with offices situated in Toronto, Ontario.

34. The Defendant, AGF Funds Inc. ("AGF"), a corporation incorporated pursuant to the laws of Canada, with offices situated in Toronto, Ontario.

35. The Defendant, I.G. Investment Management, Ltd. ("IG"), a corporation incorporated pursuant to the laws of Canada, with offices situated in Toronto, Ontario.

36. The Defendant, Investors Group Financial Services Inc. ("IGFSI"), a corporation incorporated pursuant to the laws of Canada, with offices situated in Toronto, Ontario.

37. The Defendant, AIC Limited ("AIC"), a corporation incorporated pursuant to the laws of Canada, with offices situated in Toronto, Ontario.

38. The Defendant, BMO Nesbitt Burns Inc. ("BMO"), a corporation incorporated pursuant to the laws of Canada, with offices situated in Toronto, Ontario.

39. The Defendant, RBC Dominion Securities Inc. ("RBC"), a corporation incorporated pursuant to the laws of Canada, with offices situated in Toronto, Ontario.

40. The Defendant, TD Waterhouse Canada Inc. ("TD"), a corporation incorporated pursuant to the laws of Canada, with offices situated in Toronto, Ontario.

41. The Defendant, Franklin Templeton Investments Corp. (Canada), is a corporation incorporated pursuant to the laws of Canada, with offices situation it Toronto, Ontario.

42. The Defendant, James Doe Investments Firm I, is a mutual fund, hedge fund, segregated fund, venture fund or another form of large or institutional investor and is a corporation incorporated pursuant to the laws of Canada, with offices situation in Ontario.

43. The Defendant, James Doe Investments Firm II, is a mutual fund, hedge fund, segregated fund, venture fund or institutional investor and is a corporation incorporated pursuant to the laws of Canada, with offices situation outside Ontario.

(hereinafter references to the "Defendants" is intended to include the above mentioned individuals, partnerships, and corporations, their officers, employees, representatives, agents, and associates acting on behalf of the Defendants)

Ontario Class Members

44. The Plaintiffs are representatives of a class of persons, corporations, and entities resident or situated in Ontario, more particularly described as follows:

a. All persons (including their estates, executors, or personal representatives), corporations, and other entities who are or have been an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

Non-Resident Class Members

45. The Plaintiffs also make this claim, on their own behalf and on behalf of all members of a Non-Resident subclass of persons, corporations, and entities not resident or situated in the Province of Ontario, however, are resident or situated in another Canadian province or territory, or resident of a foreign country, more particularly described as follows:

a. All persons (including their estates, executors, or personal representatives), corporations, and other entities who are or have been an investor, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations.

(hereinafter both resident and non-resident Class Members are collectively referred to as "Plaintiffs", "Class Members", the "Class", or "shareholders")

THE PARTIES

46. The Plaintiffs are shareholders, either directly or through an agent, mutual fund, pension fund, or other investment vehicle, in one or more the Defendant Corporations affected

through ownership in mutual funds or other investments managed or effected by the Defendants, directly and indirectly, and in other ways, Venture Capital Funds affected through ownership of mutual funds, directly or indirectly, and in other ways, Pension Funds which are owners of ownership of mutual funds, directly or indirectly, Insurance Funds and Companies which are owners of ownership of mutual funds, directly and indirectly, and at various times, and in some cases at all times, the Plaintiffs have been owners of mutual funds managed by the Defendants.

47. The Defendants include mutual funds and their managers, hedge funds and their managers, large and institutional investors, and those acting as their agents or on their behalf.

48. The Defendant CI, is registered in Ontario as an investment counsel and portfolio manager, and is the fund manager for in excess of 100 mutual funds ("CI Funds") with mutual fund assets under management of approximately $35 billion as of November 30, 2004.

49. The Defendant AGF is registered in Ontario as a mutual fund dealer, investment counsel and portfolio manager, and is responsible for the management of approximately 50 mutual funds ("AGF Funds") with mutual fund assets under management of approximately $24 billion as of June 30, 2004.

50. The Defendant, IG, is registered in Ontario and Manitoba as an investment counsel and portfolio manager and is responsible for the management of in excess of 140 mutual funds ("IG Funds") with assets under management of approximately $42.5 billion (as of June 30, 2004). The distributor of IG Funds is Investor Group Financial Services Inc., except in Quebec where the distributor is Les Services Investors Limitée, (collectively, the "Distributor"). IG and the Distributor are affiliated through their common ownership by Investors Group Inc., which is a wholly-owned subsidiary of IGM Financial Inc. ("IGMFI"). The shares of IGMFI are listed on the Toronto Stock Exchange under the symbol "IGI". The companies comprising Investors Group have an integrated management structure and many of the sales, compliance, and operational staff provide services to both IG and the Distributor. In this Settlement Agreement, "Investors Group" means, collectively,

IGMFI, IG and the Distributor.

51. The Defendant, AIC, is a fund manager responsible for the management of approximately 47 mutual funds ("AIC Funds") with assets under management of approximately $12 billion as of June 30, 2004.

52. The Defendant, BMO, is a licenced investment broker with its head office located in Toronto, Ontario.

53. The Defendant, RBC, is a licenced investment broker with its head office located in Toronto, Ontario.

54. The Defendant, TD, is a licenced investment broker with its head office located in Toronto, Ontario.

55. The Defendant, Templeton, is a licenced investment broker with its head office located in Toronto, Ontario.

NATURE OF ACTION

56. This is a class action brought on behalf of the current and notional Plaintiffs, all of whom are unit holders or investors, either directly or indirectly, in the Defendant Corporations during the past 5 years or more, and additionally on behalf of all individuals, mutual fund companies, banks, credit unions, and all financial institutions who were adversely affected by, inter alia, inappropriate "market timing transactions" and the artificially induced trades in that the mirror image of each event of "dressing up" or "dressing down" was accomplished through, inter alia, artificial misrepresentations of value affecting others in the market.

57. Further, the Defendants allowed, inter alia, outside third parties (normally large institutional or hedge fund traders) to utilize "market timing maneouvers" that were adverse to the

interests of long-term and smaller investors in the the funds managed by the Defendants, including but not limited to, allowing such traders to purchase units in the funds (often in very high dollar amounts such as $100 Million) just prior to the payment of a distribution, a kind of dividend, of the fund's income to investors (on a per unit held basis); thereby, artificially and falsely enhancing the financial status of the mutual fund, while at the same time allowing such institutional and hedge funds' traders to realize windfall gains and unjust enrichment on brief investments held for only a few days, to the disadvantage of typically individual and smaller investors, and long term investors in the same funds. Traders would then withdraw their investment from the fund a couple of days following the distribution date, and would normally pay a penalty fee (often known as a early redemption fee) to the mutual fund or its managers (on top of the managers' regular commissions and fees) as a penalty for not remaining in the mutual fund for a set minimum period (such as 30 days).

58. The Defendants allow these actions to occur despite likely being advised by the regulators and other professionals that these practices were inappropriate or questionable, and knowing it would harm the long term best interests of its investors and corporations.

59. The Defendants actions have caused, inter alia, average and long term investors financial harm by allowing the value of their funds or investments to be devalued through the windfall and unjust enrichment which hedge funds and others realized on distributions or dividends taken on very brief investments, and have caused a loss of reputation to the market, their funds and investment operations, which will ultimately harm the value of the Plaintiffs' investments.

60. In November 2003, the Ontario Securities Commission, in co-operation with the Investment Dealers' Association of Canada and the Mutual Fund Dealers Association of Canada, began an inquiry into potential late trading and market timing in the Canadian mutual fund industry. The inquiry involved 105 Canadian mutual fund companies, and has been carried out in three phases.

Market Timing: Cause and Effect

61. Market timing involves short-term trading of mutual fund securities to take advantage

of short-term discrepancies between the "stale" values of securities within a mutual fund's portfolio and the current market value of those securities. Stale values can occur in mutual fund portfolios comprised, in whole or in part, of non-North American foreign equities (e.g. European, Asian and International and Global funds, also referred to herein as "foreign funds"). Stale values of those securities may result in stale values of the units of a mutual fund as a result of the way in which the net asset value ("NAV") of most mutual funds is calculated for the purpose of determining the price at which an investor may purchase or redeem (buy or sell) a unit of the fund.

62. The price of a mutual fund, in accordance with industry practice and as prescribed in the mutual fund's Annual Information Form, is calculated at the close of each trading day (4:00 p.m. Toronto or Eastern Time ("ET")) by adding together the value of the assets of the fund (based on the most recent closing market price of securities in the fund's portfolio), less any liabilities, and dividing that amount (the NAV) by the number of units held by investors in the fund on that day. Any order to purchase or sell a unit of the fund received by the order receipt office of the fund in good order prior to 4:00 p.m. ET will be executed at the NAV per unit calculated as of 4:00 p.m. that day. Any order to purchase or sell a unit of the fund received by the order receipt office of the fund in good order after 4:00 p.m. ET will be executed at the NAV per unit determined at 4:00 p.m. ET the following day.

63. The securities in a fund's portfolio are each valued on the basis of their most recent closing market price as of 4:00 p.m. ET (the time at which North American markets close) on the day for which the NAV is being calculated. The closing market price of a foreign equity trading on an Asian market (which closed at 1:30 a.m. ET, for example) will have been determined 14.5 hours prior to the calculation of the foreign fund's NAV. Similarly, the closing market price of a foreign equity trading on a European market (which closed at 12 noon ET, for example) will have been determined four hours prior to the calculation of the foreign fund's NAV. Due to this lapse of time, the closing market price of the foreign equity used for the purpose of calculating the NAV of the fund may be "stale" and therefore the NAV of the foreign fund (and the unit price of the fund) calculated on the basis of that closing market price may also be "stale."

64. There is a strong correlation between price movements of equities on North American markets (as reflected in movements in the S&P 500 index, for example) on one day and price movements of equities on foreign markets on the following trading day. Due to the time at which the foreign markets close, the price of foreign equities held in the portfolio of a foreign fund, and therefore the price of the foreign fund, will not reflect this pricing correlation until the following trading day.

65. A market timer will attempt to take advantage of the difference between the "stale" value and an expected price movement of the foreign fund the following day by trading in anticipation of those price movements. Portfolios that are known to have a material component of foreign equities that are traded outside of North American time zones and that trade with a strong correlation with broad trends in price movements of equities on North American markets on the preceding day, afford the greatest "leverage" to investors using a market timing strategy.

The Harm Caused by Market Timing of Mutual Funds

66. When certain investors engage in frequent trading market timing in foreign funds, and when those investors are not required to pay a proportionate fee to the fund, the economic interest of long-term unitholders of these foreign funds is adversely affected. Significant harm may be incurred by a fund in which frequent trading market timing occurs. Any such harm would be borne by all investors in the fund. In addition to dilution, the percentage difference between the fund's stale price and current market value multiplied by the amount invested, market timing in a fund also may result in certain inefficiencies in that fund. Those inefficiencies, which will vary depending upon the particular fund, may involve increased transaction costs and disruption of a fund's portfolio management strategy (including the maintenance of cash or cash equivalents and/or monetization of investments to meet redemption requirements) and may impair a fund's long-term performance.

Market Timing in CI Funds

67. Specific statements contained in the Prospectuses and AIFs filed by CI for the CI

Funds for the years 1999 to 2003 disclosed that CI could take certain steps, including the imposition of a fee of up to 2%, payable to the fund, in circumstances where "frequent trading" would have a detrimental effect on the fund's performance.

68. Five institutional investors holding accounts in CI Funds have been identified as having profited as a result of frequent trading market timing strategies that were pursued in certain of the CI Funds (the "Relevant Funds") in the period from September 1998 to September 2003 (the "Market Timing Traders"). The Market Timing Traders traded in CI Funds through one or more Canadian investment dealers.

69. CI entered into agreements with three of the Market Timing Traders that contained the following basic terms:

(a) specific funds in which the three Market Timing Traders could invest were identified (ranging from 8 CI funds to all CI funds);

(b) a limit on the size of the investment that could be made by the three Market Timing Traders, either in the form of an aggregate value (between $40 and $150 million) or as a percentage of total assets of each fund (between 0.75% and 1.25%), was imposed;

(c) no more than 5 switches (each switch being one transfer from a specified Relevant Fund to another specified Relevant Fund or one transfer from a CI money market fund to a specified Relevant Fund) per fund per month were permitted;

(d) a fee of 3 or 4 basis points (0.03% or 0.04%) on all switches within the specified funds (based on the value of units being switched) was imposed. No fee was payable on switches into CI money market funds. The fees were payable to the specified funds;

(e) where redemptions (as distinct from switches) occurred, a fee of up to 2% of the net asset value of the units being redeemed could be imposed. That fee would be paid to the fund;

(f) a termination clause permitting CI to terminate the agreements on 10 days' notice;

if CI deemed it necessary to do so to protect the best interests of the unitholders of the applicable fund; and

(g) a confidentiality provision.

70. There was no public disclosure of these agreements.

71. In the period September 1998 to September 2003:

(a) the total profit realized in CI Funds by the Market Timing Traders (after deduction of the fees described in the last point below) was approximately $90.2 million (not all of the profit realized by the Market Timing Traders was from frequent trading market timing transactions, and the profit realized by the Market Timing Traders does not equate to harm to other investors in CI Funds);

(b) the Market Timing Traders achieved a return on their overall investment in the Relevant Funds that was significantly higher than the return that long-term investors would have achieved on their investments in the Relevant Funds in the same period;

(c) in connection with the trading by the Market Timing Traders, CI charged management fees to the Relevant Funds of approximately $7.9 million (net of trailer fees paid to Canadian investment dealers and other expenses, CI earned $2.2 million on those management fees); and

(d) fees of approximately $9.4 million were charged by CI to the three Market Timing Traders and paid to the CI Funds.

72. In entering into the agreements that permitted certain Market Timing Traders to engage in frequent trading market timing, CI recognized some of the costs that could be incurred by the Relevant Funds as a result of the trading by the Market Timing Traders and implemented measures to protect the Relevant Funds against those costs. However, those measures (including the fees paid by certain Market Timing Traders to the Relevant Funds) adopted by CI reduced, but did not negate, the harm resulting from the market timing activities. At the same time, CI failed to recognize all of the costs (and, in particular, dilution) resulting from the frequent trading market

timing activities of the Market Timing Traders and did not implement appropriate measures to protect the funds against the associated harm.

Market Timing in AGF Funds

73. Specific statements contained in the Prospectuses and AIFs filed by AGF for the years 2000 to 2003 (although not identical from year to year) disclosed that AGF could require the payment of a short-term trading fee of up to 2% in circumstances where an investor seeks to either switch between AGF Funds or redeem units of an AGF Fund within 90 days of having purchased the units.

74. Six institutional investors holding accounts in AGF Funds have been identified as having profited as a result of frequent trading market timing strategies that were pursued in certain of the AGF Funds (the "Relevant Funds") in the period from August 2000 to June 2003 (the "Market Timing Traders"). The Market Timing Traders traded in the AGF Funds through one or more Canadian investment dealers.

75. AGF entered into agreements with three of the Market Timing Traders that contained the following basic terms:

(a) specific funds in which the three Market Timing Traders could invest were identified (typically, AGF funds with greater than $200 million in assets). Trading was, however, permitted by AGF in funds which were not within these parameters;

(b) a limit on the size of the investment that could be made as a percentage of total assets of each fund (typically, 2% for funds other than money market funds), was imposed;

(c) a maximum of 10 switches (a transfer of an investment from one fund) per specified Relevant Fund per month, were typically permitted; and

(d) a fee of 2% on switches involving trades exceeding 2% of the fund's NAV, was typically provided for, but never charged.

76. There was no public disclosure of these agreements.

77. AGF advised the Market Timing Traders that they would be charged standard fees for switching, beginning in July 2003. The Market Timing Traders redeemed their positions in July 2003.

78. In the period August 2000 to June 2003:

(a) the total profit realized in AGF Funds by the Market Timing Traders was approximately $47.9 million (not all of the profit realized by the Market Timing Traders was from frequent trading market timing transactions, and the profit realized by the Market Timing Traders does not equate to harm to other investors in the AGF Funds);

(b) the Market Timing Traders achieved a return on their overall investment in the Relevant Funds that was significantly higher than the return that long-term investors would have achieved on their investments in the Relevant Funds in the same period;

(c) in connection with the trading by the Market Timing Traders, AGF charged management fees to the Relevant Funds of approximately $2.1 million (net of trailer fees paid to Canadian investment dealers and other expenses, AGF earned approximately $700,000 on those management fees); and

(d) no fees were charged by AGF to the Market Timing Traders.

79. In entering into the agreements with the Market Timing Clients that permitted certain Market Timing Traders to engage in frequent trading market timing, AGF recognized some of the costs that could be incurred by the Relevant Funds as a result of the trading by the Market Timing Traders and implemented measures to protect the Relevant Funds against those costs. However, those measures adopted by AGF reduced, but did not negate, the harm resulting from the market timing activities. At the same time, AGF failed to recognize all of the costs (and, in particular, dilution) resulting from the frequent trading market timing activities of the Market Timing Traders and did not implement appropriate measures to protect the funds against the associated harm.

<u>Market Timing in IG Funds</u>

80. Specific statements contained in the Prospectuses and AIFs filed by IG for the years 2000 to 2002 (although not identical from year to year) disclosed that IG (directly, and through its affiliated Distributor) could take certain steps, including imposing a fee of up to 3%, or prohibiting the purchase of further IG Funds, in circumstances where it was determined by the Distributor that "excessive" switching by an investor between IG Funds would have a detrimental effect on the IG Funds.

81. One institutional client holding accounts in IG Funds has been identified as having profited as a result of frequent trading market timing strategies that were pursued in certain of the IG Funds (the "Relevant Funds") in the period from October 2000 to November 2002 (the "Market Timing Client"). The Market Timing Client traded in the IG Funds through the Distributor.

82. Investors Group entered into an agreement with the Market Timing Client that contained the following basic terms:

(a) specific funds in which the Market Timing Client could invest were identified (12 IG funds);

(b) a limit on the size of the investment that could be made by the Market Timing Client in the form of a minimum and maximum range for each specified Relevant Fund (aggregating a total value between $15 and $70 million for all the specified Relevant Funds) with Investors Group maintaining full discretion to change these ranges or limit the size invested (as was the case, for example, with two Asian Funds in which the maximum investment was reduced and the excess funds were permitted to be moved into an IG Global and European fund);

(c) between 3 and 4 "round turns" (a "round turn" being a switch of an investment from one IG Fund to another IG Fund and then back to the first IG Fund) per specified Relevant Fund per month were permitted;

(d) no fees were payable for switches;

(e) redemption fees ranged from 3% of the NAV if redemptions were made within one year from the date of purchase, to no fees payable for redemptions made four years after purchase. The fee schedule generally applicable in all IG Funds was such that redemptions were subject to a sliding fee scale ranging from 3% of the NAV if redeemed within two years after purchase, to 1% of the NAV if redeemed during the sixth year of purchase, with no fee payable for redemptions made six years after the date of purchase;

(f) management fees were charged as if the Market Timing Client's funds were invested 100% of the time in equity funds; and

(g) a termination clause permitting either party to terminate the agreement on 10 days' notice, which if exercised by Investors Group would be effected without redemption fees.

83. There was no public disclosure of this agreement.

84. Investors Group terminated the agreement with the Market Timing Client in November 2002.

85. In the period October 2000 to November 2002:

(a) the total profit realized in IG Funds by the Market Timing Client was approximately $36 million (not all of the profit realized by the Market Timing Client was from frequent trading market timing transactions, and the profit realized by the Market Timing Client does not equate to harm to other investors in IG Funds);

(b) the Market Timing Client achieved a return on its overall investment in the Relevant Funds that was significantly higher than the return that long-term investors would have achieved on their investments in the Relevant Funds in the same period;

(c) Investors Group received revenues in connection with trading by the Market Timing Client of approximately $4.2 million (net of distribution and other expenses, IG earned approximately $500,000 before taxes); and

(d) no fees were charged by IG.

86. In entering into the agreement with the Market Timing Clients that permitted the Market Timing Client to engage in frequent trading market timing, Investors Group recognized some of the costs that could be incurred by the Relevant Funds as a result of the trading by the Market Timing Client and implemented measures to protect the Relevant Funds against those costs. However, those measures adopted by Investors Group reduced, but did not negate, the harm resulting from the market timing activities. At the same time, Investors Group failed to recognize all of the costs (and, in particular, dilution) resulting from the frequent trading market timing activities of the Market Timing Client and did not implement appropriate measures to protect the funds against the associated harm.

Market Timing in AIC Funds

87. Specific statements contained in the Prospectuses filed by AIC for the years 1999 to 2003 (although not identical from year to year) disclosed that AIC could require the payment of a short-term trading fee of up to 2% in circumstances where an investor seeks to either switch between AIC Funds or redeem units of an AIC Fund within 90 days of having purchased the units.

88. Three institutional investors holding accounts in AIC Funds have been identified as having profited as a result of frequent trading market timing strategies that were pursued in certain of the AIC Funds (the "Relevant Funds") in the period from January 1999 to September 2003 (the "Market Timing Traders"). The Market Timing Traders traded in AIC Funds through one or more Canadian investment dealers.

89. AIC entered into agreements with three Market Timing Traders that contained the following basic terms:

(a) specific funds in which the three Market Timing Traders could invest were identified (ranging from 2 AIC Funds to 7 AIC Funds);

(b) a limit on the aggregate size of the investment that could be made (between $20 and $50 million) or a limit on the size of the investment that could be made, as a percentage of total assets of each fund (4%), was imposed;

(c) between 4 and 8 switches (a transfer of an investment from one fund to another fund) per fund per month were permitted;

(d) a fee of 2 basis points (0.02%) on all switches within the specified funds (based on the value of units being switched) was imposed. No fee was payable on switches into AIC money market funds. The fees were payable to the specified funds;

(e) where redemptions (as distinct from switches) occurred, a fee of up to 2% of the net asset value of the units being redeemed could typically be imposed, where redemptions exceeded maximum monthly limits. That fee would be paid to the fund;

(f) a termination clause permitting AIC to terminate the agreements on 3 days' or 10 days' notice; and

(g) a confidentiality provision.

90. There was no public disclosure of these agreements.

91. In August 2003, AIC advised the Market Timing Traders that they would be charged a 2% fee for switching. The Market Timing Traders ceased all frequent trading market timing trading in September 2003.

92. In the period January 1999 to September 2003:

(a) the total profit realized in AIC Funds by the Market Timing Traders (after deduction of the fees described in the last point below) was approximately $127 million (not all of the profit realized by the Market Timing Traders was from frequent trading market timing transactions, and the profit realized by the Market Timing Traders does not equate to harm to other investors in AIC Funds);

(b) the Market Timing Traders achieved a return on their overall investment in the Relevant Funds that was significantly higher than the return that long-term investors would have achieved on their investments in the Relevant Funds in the same period;

(c) in connection with the trading by the Market Timing Traders, AIC charged management fees to the Relevant Funds of approximately $3.1 million (net of trailer fees paid to Canadian investment dealers and other expenses, AIC earned $0.9 million on those management fees); and

(d) fees of approximately $0.5 million were charged by AIC to the Market Timing Traders and paid to the Relevant Funds.

93. In entering into the agreements with the Market Timing Clients that permitted certain Market Timing Traders to engage in frequent trading market timing, AIC recognized some of the costs that could be incurred by the Relevant Funds as a result of the trading by the Market Timing Traders and implemented measures to protect the Relevant Funds against those costs. However, those measures (including the fees paid by certain Market Timing Traders to the Relevant Funds) adopted by AIC reduced, but did not negate, the harm resulting from the market timing activities. At the same time, AIC failed to recognize all of the costs (and, in particular, dilution) resulting from the frequent trading market timing activities of the Market Timing Traders and did not implement appropriate measures to protect the funds against the associated harm.

Market Timing by BMO Nesbitt Burns Inc.

94. From January 1, 2002, to December 31, 2003, BMO executed potentially harmful market timing activities. BMO executed market timing activities by four clients through four retail accounts and through a proprietary account. BMO executed marked timing activities for the clients in transacting in excess of 3,500 round trips (a transfer and return, i.e. two trades, of substantially all of the assets invested in a particular mutual fund. The clients market timed in excess of 50 mutual funds within approximately 15 mutual fund companies.

95. BMO transacted in excess of 200 market timing round trips in the proprietary account. The average hold period with respect to a given mutual fund position in the client's accounts and the

proprietary account was fewer than five days. The industry norm for minimum hold periods pursuant to standard simplified prospectus language is 90 days.

96. BMO's total gross revenue derived, directly or indirectly, from the clients' market timing activities, and the proprietary account during the relevant period is

Gross market timing revenue	Retail accounts	Proprietary accounts	Total
Fees/commissions	$837,302.98	nil	$837,302.98
Interest profile	2,563.62	nil	2,563.62
Transactional fees	162,746.00	nil	162,746.00
Trailer fees	251,445.00	$97,512.00	347,500.00
Hedging profits	nil	840,000.00	840,000.00
Proprietary trading profits	nil	1,111,405.00	1,111,405.00
Total	$1,254.057	$2,048,917.00	$3,302,974.60

97. The clients were offshore entities and sophisticated investors that employed a market timing strategy. The market timing activities executed by BMO on behalf of the clients were in the absence of any special arrangements with mutual fund companies.

98. The value of the aggregate transactions of the clients was in the range of $90,000 to $1,000,000.

99. The average time the mutual fund positions were held in the clients' accounts was fewer than five days.

100. BMO received at least 21 written warnings regarding the market timing activities in the clients' accounts. BMO notified the clients of the receipt of the written warnings and the clients

made the determination as to whether or not to continue their activities in that particular mutual fund or mutual fund company. The majority of the written warnings put BMO on notice that market timing was potentially harmful to long term unitholders, was not welcome or permitted by the funds and that the mutual fund companies may impose a short term trading fee of up to 2% of the value of the mutual fund units that were held for fewer than 90 days, in accordance with the funds' prospectuses. The language of the written warnings confirmed that the objective of the short term trading fee was to protect long term unitholders from potentially negative consequences of market timing. The mutual fund companies issued the warnings because they had determined that market timing was potentially harming the funds and the long term unit holders.

101. Despite the issuance of multiple written warnings by mutual fund companies, BMO failed to prevent its clients from continuing to market the mutual funds. Following the receipt of a written warning from a mutual fund, BMO permitted the clients to continue market timing activities in the same mutual fund within the same mutual fund company or a different fund in a different mutual fund company.

102. Despite the receipt of written warnings from several mutual fund companies that were market timed, BMO permitted the clients to continue market timing activities.

103. BMO, through an in house account, employed a market timing strategy. During the relevant period, BMO, through its proprietary account, market timed 25 mutual funds within seven mutual fund companies, including BMO Mutual Funds, for BMO's proprietary account.

104. The substantial majority of the market timing activity by BMO occurred in one mutual fund and was conducted by means of a written special arrangement with a mutual fund company. The balance of the market timing activity was conducted in the absence of any special arrangements with mutual fund companies.

105. The written special arrangement, entered into between BMO and the mutual fund

company essentially allowed BMO to trade all funds of the mutual fund company without a minimum hold period for a fee which was significantly less than the maximum fee which could have been charged by the mutual fund company pursuant to the funds' simplified prospectus. In turn, BMO had to comply with a limit on the number of monthly switches and keep a minimum amount of assets in the funds, otherwise an early redemption fee would apply.

106. The value of the transactions in the in house account was in the range of approximately $400,000 to $10,000,000 or more.

Market Timing by RBC Dominion Securities Inc.

107. From January 1, 2002, to December 31, 2003, RBC executed potentially harmful market timing activities. RBC executed market timing activities by two clients through two retail accounts. The clients had arrangements with some of the fund companies whose funds they traded that were reduced in whole or in part to writing. The written terms varied from case to case. The arrangements generally reduced or waived fees for short term trading, switching or early redemptions of funds. Several of the arrangements were restricted to specific funds, set limits on the amount that could be invested in each fund or limited the number of switches between the funds permitted in a given time period.

108. RBC's total gross revenue derived, directly or indirectly, from the clients' market timing activities, and the proprietary account during the relevant period is

Gross market timing revenue	Client A	Client B	Total
Interest revenue	1,119,920.00	47,103.41	1,167,023.41
Management fees	3,393,754.00	165,790.00	3,559,544.00
Trailer fees	3,563,681.00	$172,402.63	3,736,083.63
Total	$8,077,355.00	$385,296.04	$8,462,651.04

109. Client A was an offshore entities and a sophisticated investor that employed a market timing strategy. During the relevant period, RBC executed the market timing activities for Client A in excess of 56 mutual funds within approximately 11 mutual fund companies. The trading activities of Client A were conducted by means of written special arrangements with seven mutual fund companies. The balance of the trading was conducted in the absence of any written special arrangements.

110. The written special arrangements, entered into between the clients and the mutual fund companies essentially allowed the client to trade funds of the mutual fund company without a minimum hold period for a fee which was significantly less than the maximum fee which could have been charged by the mutual fund company pursuant to the funds' simplified prospectus. In turn, the clients had to comply with a limit on the number of monthly switches and keep a minimum amount of assets in the funds, otherwise an early redemption fee would apply.

111. RBC executed in excess of 3900 market timing trades on behalf of client A. The value of the aggregate transactions of the clients was in the range of $500,000 to $54,800,000.

112. The average time the mutual fund positions were held in the Client A's accounts was fewer than five days.

113. During the relevant period, for a period of three months, January, February, and March, 2002, RBC executed market timing activities of Client A in three funds of Royal Mutual Funds Inc. ("Royal"). Over the three month period, RBC executed 42 market timing trades on behalf of client A in three Royal funds. The average value of the transactions in the Royal funds was $1.6 million. The average hold period with respect to these investments was five days.

114. Client B was an offshore entity and sophisticated investor that employed a market timing strategy. During the relevant period, RBC executed the market timing activities for Client B by permitting trading in excess of 34 mutual funds within approximately nine mutual fund

companies. RBC Executed in excess of 260 market timing activities in Client B's account as a whole.

115. The value of the transactions in Client B's account was in the range of $569,000 to $8,240,000.

116. The average hold period with respect to a given mutual fund in Client B' accounts was fewer than five days.

117. Despite the receipt of written warnings from several mutual fund companies, RBC continued to permit Client B's market timing activities.

118. During the relevant period, RBC also marketed and distributed seven pools of mutual funds in the Sovereign Investment Program ("Program"). A pool consisted of three classes of units. RBC was one of only four exclusive distributors of the Program. RBC executed approximately 16 market timing trades in the Program within a two month period on behalf of Client A and 24 market timing trades on behalf of Client B. The average value of the transactions by Client A in one of the pools of the Program was approximately $1,000,000.00 and approximately $3,500,000.00 in the other pool. The average value of transaction by Client B in both pools of the Program was approximately $100,00. The absolute value of the transactions in both pools was approximately $4,800,000. This represents approximately 4% of the net assets of one of the pools market timed by Client B.

119. The average hold period with respect to investment in the Program was 4 days or fewer for Client A and was 2 days or fewer for Client B.

120. Any additional transactional costs for the pools market timed by the Clients were borne by RBC's other clients, holding the same class of units, as expenses were allocated to each class of units based on its share of expenses.

121. RBC received at least 7 written warnings from 6 mutual fund companies regarding the market timing activities in the Clients' accounts. Some of the warnings stated that the trading may affect or be detrimental to their funds, or said the trading may make the funds more difficult to manage or said that the trading may increase costs. Some warnings stated that the mutual fund companies may impose a short term trading fee of up to 2% of the value of the mutual fund units that were held for fewer than 90 days, in accordance with the funds' simplified prospectuses. The majority of the written warnings put RBC on notice that market timing was potentially harmful to long term unitholders, was not welcome or permitted by the funds and that the mutual fund companies may impose a short term trading fee of up to 2% of the value of the mutual fund units that were held for fewer than 90 days, in accordance with the funds' prospectuses. The language of the written warnings confirmed that the objective of the short term trading fee was to protect long term unitholders from potentially negative consequences of market timing. The mutual fund companies issued the warnings because they had determined that market timing was potentially harming the funds and the long term unit holders.

122. The written warnings received by RBC went unheeded or ignored by RBC as it continued to execute the market timing activities of the Clients.

Market Timing Activities of TD Waterhouse Canada Inc.

123. From January 1, 2002, to December 31, 2003, TD executed potentially harmful market timing activities.

124. During the relevant period, TD executed m market timing activities on behalf of five clients, Clients A, B, C, D, E, who held arrangements with some of the mutual fund companies whose funds they traded that were reduced in whole or in part to writing. The written terms varied from case to case. The arrangements generally reduced or waived fees for short term trading, switching or early redemptions of funds. Several of the arrangements were restricted to specific

funds, set limits on the amount that could be invested in each fund or limited the number of switches between funds permitted in a given time period.

125. TD's total gross revenue derived, directly or indirectly, from the Clients' market timing activities during the relevant period are as follows: Client A $8,439,654.00, Client B $925,422, Client C $92,909, Client D $9,088, Client E $9,330.00 for a total of $10,324,356.00.

126. Clients A, B, and C were offshore entities while clients D and E were domestic entities. All of the Clients were sophisticated investors that employed a market timing strategy.

127. During the relevant period, TD executed the market timing activities for the Clients as follows, Client A had 34 funds market timed ad 4 fund companies market timed, Client B had 15 funds market timed and 5 companies market timed, Client C had 38 funds market timed and 17 fund companies market timed, Client D had 39 funds market timed and 20 fund companies market timed, Client E had 27 funds market timed and 15 fund companies market timed.

128. A substantial portion of the market timing activities executed by TD for Client A was conducted by means of written special arrangements. There were two written arrangements with two mutual fund companies and one verbal agreement with one other mutual fund company.

129. A substantial portion of the market timing activities executed by TD for Client B was conducted by means of two special arrangements with two mutual fund companies. One of the special arrangements was written and the other was verbal. Additional market timing activities were carried on by Client B in the absence of any special arrangements with mutual fund companies.

130. The market timing activities executed by TD for Client C were conducted in the absence of any written special arrangements with mutual fund companies.

131. A substantial portion of the market timing activities executed by TD for Clients D and

E were conducted by means of 13 verbal special arrangements with mutual fund companies. Additional market timing activities were carried on by Clients D and E in the absence of any special arrangements with the mutual fund companies.

132. The written special arrangements entered into between the Clients and the mutual fund companies essentially allowed the Clients to trade funds of the mutual fund company without a minimum hold period for a fee which was significantly less than the maximum fee which could have been charged by the mutual fund company pursuant to the funds' simplified prospectus. In turn, the Clients had to comply with a limit on the number of monthly switches and keep a minimum amount of assets in the funds, otherwise an early redemption fee would apply.

133. TD executed in excess of 4000 trades for Client A with a dollar range of $200,000-82.5 million, in excess of 740 trades for Client B with a dollar range of 80,000-8.1 million, in excess of 379 trades for Client C with a dollar range of 90,000-1.9 million, in excess of 400 trades for Client D with a dollar range of 90,000-450,000, in excess of 311 trades for Client E with a dollar range of 50,000-304,000.

134. The average hold period with respect to a given mutual fund position in the Clients's accounts was fewer than five days.

135. Despite the receipt of written warnings from several mutual fund companies that were market timed in the absence of written special arrangements, TD permitted the Clients to continue market timing activities.

136. During the relevant period, TD approached TD Mutual Funds Inc. ("TDMF") with a proposal for a special arrangement to conduct market timing activities on behalf of Client A. On May 28, 2002, TDMF advise TD in writing that it had rejected TD's proposal to market time its funds. TDMF advised that their analysis indicated that the market timing strategy would have a significant negative impact on the performance of the funds involved.

137. Despite the fact that TD's related entity TDMF rejected TD's proposal to market time its fund and clearly communicated to TD that such rejection was based on the negative impact market timing would have on its funds, TD continued to facilitate the market timing activities of the Clients without considering the potentially harmful effects of market timing.

138. During the relevant period, TD had a special arrangement with TD Canadian Small-Cal Equity Fund ("Small-Cap") to conduct market timing activities on behalf of Client B. From January 24, 2003 to March 31, 2003, TD facilitated market timing activities of Client B in Small Cap. During this time, ten market timing trades were executed by Client B in Small Cap. The average value of these transactions was approximately $2,600,000.00.

139. The Small Cap prospectus stated in part that the fund is recommended for investors "willing to accept an investment horizon of 5 years or more". The average hold period was seven days.

140. During the relevant period, TD also marketed and distributed seven pools of mutual funds in the Sovereign Investment Program ("Program"). A pool consisted of three classes of units. TD was one of only four exclusive distributors of the Program. TD executed the Clients' market timing of two of the pools. From August 9, 2002, to September 11, 2002, Client C executed approximately 24 market timing trades. The average value of the transactions by Client C in one of the pools of the Program was approximately $1,000,000.00 and approximately $1,500,000.00 in the other pool. The absolute value of the transactions in one pool was approximately $20.8 million and approximately $12 million in the other, 4% and 15% of the pools respectively.

141. Any additional transactional costs for the pools market timed by the Clients were borne by TD's other clients, holding the same class of units, as expenses were allocated to each class of units based on its share of expenses.

142. TD received at least eight written warnings from 6 mutual fund companies in respect

of the market timing activities of the Clients. One of the mutual fund companies rejected any future purchase orders by Clients D and E and a second mutual fund company required Client A to cease its market timing activities.

143. The written warnings put TD on notice that market timing was potentially harmful to long term unitholders, was not welcome or permitted by the funds and that mutual fund companies may impose a short term trading fee of up to 2% of the value of the mutual fund units that were held for fewer than 90 days in accordance with the funds' simplified prospectuses.

144. The language of the written warnings confirmed that the objective of the short term trading fee was to protect long term unitholders from potentially negative consequences of market timing. The mutual fund companies issued the warnings because they had determined that market timing was potentially harming the funds and long term unitholders.

145. In one case, following written notification by the mutual fund company that switching back and forth was "not allowed as per our prospectus" and a two percent charge would be levied for any future infractions, an investment advisor employed by TD continued to facilitate market timing activities in the fund. 45 days later, the mutual fund company sent a follow-up written notification marked "urgent" advising TD that market timing Client E was using a new account number and was trading funds without holding for the required 90 days. The notification further advised that either the client sells all units today or he will be charged 2% if he sells before the next 90 days.

146. TD actively encouraged and promoted market timing activities in a number of ways. An internal report was prepared at the request of TD on February 16, 2004. In response to issues raised by the internal report, TD prepared an internal memo dated August 12, 2004 that stated "the conclusions made in that report were reviewed, discussed and rejected by management as improperly drawn conclusions."

147. The internal report concluded that TD solicited and negotiated with mutual fund companies to enter into special arrangements to allow the Clients to market time their funds and circumvent switch fees. The internal report states that "it could be construed that our IA's directed market timers to fund companies that would permit frequent switching between mutual funds."

148. The internal report states that "senior management at TD Waterhouse may have encouraged and approved the establishment of accounts for these clients. The IAs may have been encouraged to accumulate additional assets for these clients and where feasible possibly encourage the clients to borrow funds. These actions may have been an attempt to generate additional revenues for TD".

149. The internal report concluded that TD encouraged Clients D and E to deposit additional assets to "get the account size up to $ 50 million in assets."

150. The internal report concluded that TD facilitated market timing activities of Client A by financing its market timing activities through a margin loan in the amount of approximately $4.23 million.

151. The internal report concluded that TD facilitated the market timing activities by allowing the mutual fund orders of Clients A, B, D, and E to be entered up to 4:00 p.m EST whereas the regular system cut off for orders from retail clients is 3:00 p.m. EST, pursuant to TD's internal policies. The internal report concluded that as a result of this selective, preferential treatment given to the Clients, "TD may have assisted to engage in market timing."

152. The written warnings received by TD went unheeded or ignored by TD as it continued to facilitate the market timing activities of the Clients.

153. An internal memorandum dated September 24, 2003, stated in part: "I understand XX was asked to leave XYZ because they were uncomfortable with this client being offshore (Bermuda),

their lack of understanding of the trading activity and they wanted the account to be serviced by the Institutional division rather than have this client in the retail division. The client moved to TDW with XX in November 2001. XX started at TD on November 23, 2001."

154. The internal report concluded that no due diligence review regarding Clients B, D, and E was conducted. The internal report states that the question could be raised why due diligence was conducted for Client A. The internal report further concluded that TD failed to adequately detect and prevent market timing activities in that it did not review and did not have appropriate mechanisms and policies in place to approve the written arrangements entered into between the Clients and the mutual fund companies. The internal report indicates "It should be noted that no one other than the IA vetted the agreements with the fund companies."

155. A second internal document concluded that TD's compliance department was aware of the number and frequency of the market timing activities, but limited its compliance review to suitability issues and concluded that "overall there were not many compliance queries as to market timing is beyond the scope of compliance" and "that there was no unusual activity or patterns in the tested accounts."

156. The second internal document also concluded TD's compliance department failed to detect and prevent potentially harmful market timing activities in that it did not extend its compliance queries with respect to the Clients' accounts to the potentially harmful effects of the market timing investment strategy.

157. TD failed to enforce its internal policy related to cut-off times for the accepting and entering of mutual fund orders in allowing Clients A, B, D, and E market timing orders to be entered up to 3:59 p.m. as the cut-off time.

Market Timing Activities of Franklin Templeton Investments Corp.

158. From January 1, 2002, to December 31, 2003, Templeton executed or allowed potentially harmful market timing activities.

159. Templeton transacted market timing trades with average hold periods of fewer than five days. The industry norm for minimum hold periods pursuant to standard simplified prospectus language is 90 days.

160. Templeton received written warnings regarding the market timing activities in the clients' accounts. The majority of the written warnings put Templeton on notice that market timing was potentially harmful to long term unitholders, was not welcome or permitted by the funds and that the mutual fund companies may impose a short term trading fee of up to 2% of the value of the mutual fund units that were held for fewer than 90 days, in accordance with the funds' prospectuses. The language of the written warnings confirmed that the objective of the short term trading fee was to protect long term unitholders from potentially negative consequences of market timing. The mutual fund companies issued the warnings because they had determined that market timing was potentially harming the funds and the long term unit holders.

161. Despite the issuance of multiple written warnings by mutual fund companies, Templeton failed to prevent its clients from continuing to market the mutual funds.

THE COMMON ISSUES

162. The Class is so numerous that joinder of all members is impractical. While the exact number of Class members is unknown at this time and can only be ascertained through discovery, the Plaintiffs believe that there are thousands of members of the proposed class, including individuals and entities too numerous to bring separate actions. It is reasonable to assume that holders of mutual funds managed by the Defendants are geographically dispersed throughout Canada and elsewhere.

163. Record owners and other members of the Class may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

164. There are questions of law and fact that are common to the Class which predominate over any questions affecting only individual Class members. The common questions include:

(a) Whether the Defendants allowed outside third parties to utilize market timing maneuvers that were adverse to the interests of long term and smaller investors in the funds managed by the Defendants;

(b) Whether the Defendants breached the duty owed to the investors in mutual funds managed by the Defendants;

(c) Whether the members of the Class have sustained damages and, if so, what the appropriate measure of damages should be.

165. The Plaintiffs are committed to prosecuting the Class claims and have retained competent counsel experienced in class action litigation. The Plaintiffs' claims are typical of the claims of other members of the Class. Accordingly, the Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

166. The class action is an appropriate method for the fair and efficient adjudication of the issues and achieving fairness and justice.

167. The Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

168. The prosecution of separate actions would create the risk of:

a. Inconsistent or varying adjudications which would establish incompatible standards for conduct for the Defendants; or

b. Adjudications which would as a practical matter be dispositive of the interests of other members of the Class.

169. All of the Plaintiffs and the Class members have in common that they suffered a loss as a result of the deceit and misrepresentation of the Defendants. The members of the Class are so numerous that joinder individual claims in a single action is not practical, however, proceeding with a claim on behalf of all members of the Class by way of a class action is both practical and feasible. Each Class member should be readily identifiable from information and records available from the Defendants.

170. Accordingly, a class action is superior to other available methods for the fair and efficient adjudication of these issues. Additionally, because the damages suffered by individual members of the Class may in some circumstances be relatively small, the expense and burden of individual litigation make it impossible for such class members individually redress the wrongs done to them.

DUTY OF CARE AND STANDARD OF CARE

171. The Defendants, as mutual fund managers, are required to exercise the powers and discharge the duties of their offices honestly and in good faith and in the best interests of the mutual fund and, in connection therewith, to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in the circumstances. Compliance with this duty requires that a mutual fund manager have regard to the potential for harm to a fund from an investor seeking to employ a frequent trading market timing strategy and take reasonable steps to protect a mutual fund from such harm to the extent that a reasonably prudent person would have done in the circumstances.

172. The Defendants breached this duty by not implementing appropriate measures to fully protect the funds against the harm caused by the market timing trading.

173. The Defendants engaged in "dressing up" or "dressing down" the stock trades and

utilizing "market timing manoeuvres" to artificially and falsely purchase and sell shares utilizing in part after hours trading to create artificially misrepresentative values in their mutual funds.

174. Mutual fund companies bear the responsibility for identifying and preventing market timing. Brokerage industry distributors were willing participants in a practice that was potentially harmful to the long term unitholders of the mutual funds.

175. The Defendants failed to implement supervisory systems to address the red flags and thereby detect and prevent potentially harmful market timing practices. The Defendants failed to implement supervisory systems to, *inter alia*, adequately supervise the activities of its employees and conduct adequate diligence into the activities of its employees and clients in these circumstances.

176. The Defendants failed to take adequate steps to respond to red flag warning signals that it was facilitating the client and was itself, through the proprietary account, engaging in potentially harmful market timing activities.

BREACH OF FIDUCIARY DUTY

177. This Claim is brought against the Defendants for breach of fiduciary duty.

178. The Defendants employed a scheme, and made material misrepresentations or omitted to disclose material facts to the Plaintiffs, Class members, and the investing public regarding market timing transactions.

179. The Defendants breached their fiduciary duties of care and loyalty by causing, directing or approving, or allowing or permitting, or failing to properly and fully review, investigate, and evaluate the market timing transactions described herein, and by causing, directing or approving, or allowing or permitting the materially misleading statements and omissions in the Company's public statements described herein.

180. The Defendants' breaches of fiduciary duty and their materially false and misleading statements were made in connection with the values of the mutual funds upon which the Plaintiffs and Class members relied in retaining and purchasing their holdings of mutual funds managed by the Defendants.

181. As a direct and proximate result of the breaches of fiduciary duty, the Plaintiffs and members of the Class in reliance on these Defendants' misrepresentations and in ignorance of the material omitted facts, suffered damages in connection with retaining and purchasing holdings of mutual funds managed by the Defendants.

SECURITIES ACT VIOLATIONS

182. The Defendants are liable for, *inter alia*, their acts, omissions, wrongdoings, breach of fiduciary duty, and breaches of legal and statutory duties and obligations to shareholders and Class Members under the *Securities Act*, RSO 1990, c. S.5, and similar and applicable legislation.

CAUSATION

183. The acts, omissions, wrongdoings, breach of fiduciary duty, wrongdoing, and breaches of legal duties and obligations of the Defendants have caused or materially contributed to the Plaintiffs and Class Members suffering injury, economic loss, and damages.

DAMAGES

184. The Plaintiffs and Class Members have suffered real and substantial injury, economic loss, and damages arising from the aforesaid acts, omissions, wrongdoings, and breaches of legal duties and obligations of the Defendants.

185. By reason of the acts, omissions, wrongdoings, breach of fiduciary duty, wrongdoing,

and breaches of the legal duties and obligations of the Defendants, the Plaintiffs and have suffered injury, economic loss, and damages.

AGGRAVATED, PUNITIVE, AND EXEMPLARY DAMAGES

186. As a result of the Defendants' deceitful conduct, acts, omissions, breach of fiduciary duty, wrongdoing, and breaches of the legal duties and obligations of the Defendants, the Plaintiffs and Class Members and have suffered injury, economic loss, and damages.

187. The Defendants have demonstrated and taken a cavalier and arbitrary approach with respect to their obligations to the Plaintiffs and Class Members.

188. At all material times, the conduct of the Defendants as set forth above was malicious, deliberate and oppressive towards their shareholders and the general public, and the Defendants conducted themselves in a willful, wanton, and reckless manner, as set forth above.

189. The Defendants aforesaid acts, omissions, wrongdoings, and breaches of legal duties and obligations constitute a wanton and outrageous disrespect for business practices and dealings with holders of mutual funds managed by the Defendants and the public.

190. As a result of the aforesaid acts, omissions, wrongdoings, and breaches of legal duties and obligations by the Defendants, the Plaintiffs and Class Members have sustained substantial injury, economic loss and damages, and are entitled to awards of aggravated, punitive, and exemplary damages.

GENERAL

191. The Plaintiffs plead and rely upon the *Class Proceedings Act*, S.O. 1992, c.6, or similar legislation where applicable.

192. The Plaintiffs, as representatives of the class of persons, corporations, and entities resident or situated in Ontario, and a subclass of persons, corporations, and entities not resident or situated in the Province of Ontario, but resident or situated in another Canadian province or territory, or resident in a foreign country, have suffered, inter alia, injury, economic loss, and damages as a result of the Defendants' acts, omissions, wrong doings, failure to act in the best interests of investors and the market, and breaches of legal duties and obligations, included but not limited to, deceit, misrepresentation, negligence, intentional and negligent misrepresentation, breach of fiduciary duty, breach of duty of care, unjust enrichment, quantum meruit, being in breach of Government and securities rules, legislation, guidelines, and regulations, being in breach of Ontario Securities Commission rules, legislation, guidelines, and regulations, being in breach of contract with the Plaintiffs, failure to make proper public disclosure, and failure to fulfill their statutory and common law duties and obligations to the Plaintiffs and the Class Members. The Plaintiffs on behalf of themselves and all Class Members claim for the following relief, on a joint and several basis, against all of the Defendants:

a) General damages for each member of the Class in an amount to be determined at trial;

b) Special damages for each member of the Class in an amount to be determined at trial;

c) Punitive, aggravated, and exemplary damages for each member of the Class in an amount to be determined at trial;

d) Such further and other costs and damages as may be proven at trial;

e) Pre-judgment interest on the foregoing sums in the amount of 2% per month, compounded monthly, or alternatively, pre-judgement and post-judgement interest pursuant to *Courts of Justice Act*, R.S.O. 1990, c. C-43, as amended;

f) Post-judgment Interest on the foregoing sums in the amount of 2% per month, compounded monthly, or alternatively, pursuant to the *Courts of Justice Act*, R.S.O. 1990, c. C-43, as amended;

g) Costs of this action, on a solicitor and client basis; and,

h) Such further and other relief as counsel may advise and this Honourable Court may allow.

THE PLACE OF TRIAL

193. The Plaintiffs propose that Trial in this action take place in the City of Ottawa, in the Province of Ontario.

Date of Issue: 17 Dec. 2004

MERCHANT LAW GROUP
Barristers and Solicitors
2401 Saskatchewan Drive
Regina, Saskatchewan, S4P 4H8
Telephone: (306) 359-7777
Fax: (306) 522-3299
Attention: E. F. Anthony Merchant, Q.C.

Whose address for service is: same as above
Jane Ann Summers
L.S.U.C. #27731W

Solicitors for the Plaintiff

THERESE HEINRICHS et al v. CI MUTUAL FUNDS INC. et al | Court File No.:

ONTARIO
SUPERIOR COURT OF JUSTICE

Proceeding commenced at Ottawa

STATEMENT OF CLAIM

Merchant Law Group
2401 Saskatchewan Drive
Regina, Saskatchewan, S4P 4H8
Attention: E. F. Anthony Merchant, Q.C.

Telephone: (306) 359-7777
Fax: (306) 522-3299
Jane Ann Summers LSUC #27731 W
Solicitors for the Plaintiff